Exhibit 99.1

Claude Resources Inc. Provides Date for Q1 Results and Conference Call

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, April 23, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") will release its 2015 first quarter operating and financial results after the market close on May 7, 2015. In addition to the news release, the Company will host a conference call and webcast on May 8, 2015 beginning at 11:00 AM Eastern Time to discuss the results.

To participate in the conference call please dial 1-888-231-8191 or 1-647-427-7450.  A replay of the conference call will be available until May 15, 2015 by calling 1-855-859-2056 and entering the pass code 32643604.

To view and listen to the webcast on May 8, 2015 please use the following URL in your web browser: http://event.on24.com/r.htm?e=985765&s=1&k=10DE19A63DFAFC01C19EE5D90B189E9D

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

 %CIK: 0001173924

For further information: Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 17:00e 23-APR-15